

February 2, 2015

Via E-mail
Arthur Parrik
President
Spelzon Corp.
Bjorksundsslingan 29 nb
Stockholm, Sweden 12431702-751-8467

> **Re: Spelzon Corp.**
> **Amendment No. 3 to Registration Statement on Form S-1**
> **File No. 333-198338**
> **Filed January 9, 2015**

Dear Mr. Parrick:

We have reviewed your registration statement and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure. References to prior comments refer to our letter dated December 15, 2014.

Please respond to this letter by amending your registration statement and providing the requested information. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

After reviewing any amendment to your registration statement and the information you provide in response to these comments, we may have additional comments.

Exhibit 15.1

1.   We note that your auditors' consent refers to the review report dated "November 14, 2014." However, we note from the report on page 38 that it is dated December 18, 2014. Please revise to include a currently dated consent with the updated report date.

2.   We note that your auditors' consent refers to the review report "for the period" ending October 31, 2014. Please replace the phrase "for the period" with "as of and for the period."

Arthur Parrik
Spelzon Corp.
February 2, 2015
Page 2

Exhibit 23.1

3.   We note that your auditors' consent refers to the audit report dated "August 21, 2014." However, we note from the report on page 30 that it is dated December 18, 2014. Please revise to include a currently dated consent with the updated report date.

4.   We note that your auditors' consent refers to the audit report "for the period" ending July 31, 2014. Please replace the phrase "for the period" with "as of and for the period."

        You may contact Eiko Yaoita Pyles, Staff Accountant, at (202) 551-3587 or Patrick Gilmore, Accounting Branch Chief, at (202) 551-3406 if you have questions regarding comments on the financial statements and related matters. Please contact Edwin Kim, Staff Attorney, at (202) 551-3297 or me at (202) 551-3457 with any other questions.

                                                Sincerely,

                                                /s/ Maryse Mills-Apenteng

                                                Maryse Mills-Apenteng
                                                Special Counsel

cc: Via E-mail
        Frederick C. Bauman, Esq.